CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
As independent petroleum engineers, we hereby consent to all references to our firm included in this Form 40-F for the year ended December 31, 2008 and in the Registration Statements on Form S-8 (No. 333-148673), Form S-8 (No. 333-124617), Form F-10/A (No. 333-120383), Form F-10/A (No. 333-124641), Form F-10/A (No. 333-148960), Form F-10/A (No 333-152153), Form F-10/A (No. 333-152459), and Form F-10 (No. 333-157617) with respect to our estimates of the natural gas and natural gas liquids resources of InterOil Corporation.
/s/ GLJ Petroleum Consultants Limited

GLJ Petroleum Consultants Limited
Calgary, Canada
March 27, 2009